Mail Stop 4561

				March 22, 2006

Jack Harper
BSI2000, Inc.
12600 West Colfax Ave. Suite B410
Lakewood, Colorado, 80215

Re:	BSI2000, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2004
Forms 10-QSB for Fiscal Quarters Ended March 31, 2005, June 30,
2005
and September 30, 2005
Form 10-KSB/A for Fiscal Year Ended December 31, 2004
File No. 000-28287

Dear Mr. Harper:

	We have reviewed your response letter dated January 30, 2006 and the above referenced filings and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB/A for the year ended December 31, 2004

Notes to Consolidated Financial Statements

Note 5 - Convertible Debt, page F-12

Prior Comment Number 1

1. We note your response to our prior comment. We believe that DIG
B16 directs you to analysis the embedded derivative under paragraph
13 of SFAS 133. This view is supported by DIG B39 which notes that paragraph 13(b) is not applicable in certain cases that suggest that paragraph 13(a) is applicable. See Example 1 of DIG B39. Confirm that you will not meet the condition in 13(a). If so, the call will not need to be bifurcated.

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

	You may contact Jason Niethamer at 202-551-3855 or me at 202-551-3730 if you have questions regarding the above comment.

Sincerely,



Stephen Krikorian
Accounting Branch Chief

Jack Harper
BSI2000, Inc.
March 22, 2006
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